Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—November 2003

Series	1999-1	*	2000-1
Deal Size	$896 MM		$750 MM
Expected Maturity	04/15/04		07/15/05

Yield	12.65%		16.13%
Less: Coupon	1.24%		1.25%
Servicing Fee	0.93%		1.50%
Net Credit Losses	4.78%		6.33%
Excess Spread:
November-03	5.70%		7.05%
October-03	7.08%		7.56%
September-03	7.56%		7.12%
Three month Average Excess Spread	6.78%		7.24%

Delinquency:
30 to 59 days	1.06%		1.06%
60 to 89 days	0.76%		0.76%
90 + days	1.57%		1.57%
Total	3.39%		3.39%
Payment Rate	9.29%		9.29%

*	Yield, Coupon, Net Credit Losses and Servicing Fee are skewed due to the calculation methodology during the accumulation period.